Exhibit 3.5

CERTIFICATE OF CORRECTION

FILED TO CORRECT CERTAIN ERRORS

IN

AMENDMENT TWO

TO

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF METROPCS, INC.

a Delaware Corporation

MetroPCS, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”)

DOES HEREBY CERTIFY:

1. The name of the Company is MetroPCS, Inc.

2. That an Amendment Two to Sixth Amended and Restated Certificate of Incorporation (“Amendment Two”) was filed by the Company with the Secretary of State of the State of Delaware (the “Secretary of State”) on January 24, 2001 and that said Amendment Two requires correction as permitted by Section 103 of the DGCL.

3. The inaccuracies or defects of said Amendment Two to be corrected are as follows:

(a) Page 4 of Amendment Two was inadvertently omitted from the copy of Amendment Two filed with the Secretary of State.

4. The inaccuracies or defects described above are hereby corrected as follows:

(a) Section 4B of Amendment Two (and the text of Article IVA of the Company’s Sixth Amended and Restated Certificate of Incorporation, as set forth in such Section 4B) is hereby corrected by adding the following language at the end of Section 4B (such language constituting the text of such omitted Page 4):

Notwithstanding the foregoing, the Company may (i) issue options to purchase Common Stock and shares of restricted Common Stock to its officers and employees pursuant to stock and option plans approved by the Board of Directors (including at least a majority (e.g., more than 50%) of the Outside Directors, in the case of option plans not in effect as of the date of this Agreement or in the case of amendments to such option plans) and issue shares of its Common Stock upon the exercise of any such stock options, (ii) issue securities as a result of any stock split, stock dividend, reclassification or reorganization of the Company’s stock pro rata based on the number of shares of capital stock of the Company then outstanding, (iii) issue Class C Common Stock upon any conversion of shares of Preferred Stock, and (iv) issue securities in the Company’s initial public offering.

(ii) Assignment of Rights. The rights of the Preferred Stockholders set forth in this Section (B) are transferable to each Transferee of shares of capital stock of the Company hereunder. Each such subsequent holder of such shares must consent in writing to be bound by the terms and conditions of this Agreement in order to acquire the rights granted hereunder.

(C) Defined Terms. Capitalized terms used but not defined in this Article IVA shall have the meanings assigned to such terms in the Amended and Restated Stockholders Agreement dated as of July 17, 2000, as amended by Amendment No. 1 thereto dated as of November 13, 2000, and as further amended by Amendment No. 2 thereto dated as of January 4, 2001 by and among the Company, the Class A Stockholders, the Class B Stockholders listed on Schedule 1 thereto, the Class C Stockholders listed on Schedule 2 thereto, the Series C Preferred Stockholders listed on Schedule 3 thereto, and the Series D Preferred Stockholders listed on Schedule 4 thereto, as the same may be further amended or supplemented from time to time (collectively, the “Stockholders Agreement”).

(D) Construction. In the event any of the terms set forth in Article IVA are inconsistent with the terms and provisions set forth in the other Articles of the Sixth Amended and Restated Certificate of Incorporation, the terms and provisions set forth in the other Articles of the Sixth Amended and Restated Certificate of Incorporation shall prevail.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Dennis G. Spickler, its Vice President and Chief Financial Officer as of this 16th day of September, 2003.

By:	/s/ Dennis G. Spickler
Name: Dennis G. Spickler,
Title: Vice President and Chief Financial Officer

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